Exhibit (a)(5)(D)

KCPS DENIES RUMORS THAT IT INTENDS TO INCREASE ITS OFFER FOR GILAT SHARES

TEL AVIV, Israel, July 7, 2009 – KCPS Satellite Communications, Limited Partnership (KCPS) responded today to publications in the Israeli press suggesting that it plans to increase its offer for 2,026,000 ordinary shares of Gilat Satellite Networks Ltd. (NasdaqGM & TASE: GILT) to $6 per share. KCPS has offered to pay $3.65 per share, net to the seller in cash, less any required withholding taxes and without interest, for approximately 5% of the outstanding ordinary shares of Gilat. The initial period of the tender offer and withdrawal rights are scheduled to expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Thursday, July 9, 2009. KCPS indicated that the publications in the Israeli press that it intends to increase the price per share were unfounded and that it is not planning to raise the price of its outstanding tender offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any Gilat shares. The tender offer referred to in this press release is only made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All holders of Gilat shares should read the tender offer materials, filed by KCPS, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer, filed by Gilat, with the SEC and the ISA. Holders of Gilat shares should read the tender offer materials and the Solicitation/Recommendation Statement because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents are available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and are also available without charge to all shareholders by contacting The Altman Group, the information agent for the tender offer, at (201) 806-7300 or toll free (866) 796-7184. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

About Gilat Satellite Networks Ltd.: Gilat Satellite Networks Ltd. (NasdaqGM & TASE: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

About KCPS: KCPS Satellite Communications, Limited Partnership, is a limited partnership formed under the laws of the State of Israel in 2009 for the sole purpose of acquiring shares in Gilat. The limited partner of KCPS Satellite Communications, Limited Partnership is KCS Private Equity Partners 1, L.P., an Israeli limited partnership that is part of a private equity fund known as KCS Private Equity I Fund. The KCS Private Equity I Fund invests in companies that are predominantly located in Israel or that have significant ties or relations to Israel.

This press release may contain forward-looking statements that are subject to risks and uncertainties. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, general business conditions in the industry, political events and fluctuations in the share price of Gilat and other risks detailed from time to time in Gilat’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
KCPS Private Equity (KCPS Satellite Communications, Limited Partnership)

Eliana Fishler
Telephone: +972-3-7779000
Mobile: +972-54-434-2040
One Azrieli Center (Round Tower)
Tel Aviv 67021, Israel